ShopKo®

2001 ANNUAL REPORT | FISCAL YEAR ENDED FEBRUARY 2, 2002



Continuing to better the shopping experience for our customers


BLACK&DECKER

2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

ShopKo Stores, Inc. and Subsidiaries

(In thousands, except per share data)	Fiscal Years Ended February 2, 2002 (52 weeks)	Fiscal Years Ended February 3, 2001 (53 weeks)
Consolidated Net Sales	$ 3,373,935	$ 3,517,112
Earnings (Loss) from Continuing Operations	$ 28,217	$ (49,975)
Basic Earnings (Loss) from Continuing Operations per Common Share	$ 0.98	$ (1.72)
Diluted Earnings (Loss) from Continuing Operations per Common Share	$ 0.98	$ (1.72)
Weighted Average Number of Common Shares Outstanding - Basic	28,699	29,014
Weighted Average Number of Common Shares Outstanding - Diluted	28,838	29,014

Business Segment Information

(In thousands)	Fiscal Years Ended February 2, 2002 (52 weeks)	Fiscal Years Ended February 3, 2001 (53 weeks)
Consolidated Net Sales		
ShopKo Retail	$ 2,538,920	$ 2,710,885
Pamida Retail	835,015	806,227
Total Net Sales	$ 3,373,935	$ 3,517,112
Earnings (Loss) from Operations		
ShopKo Retail	$ 151,393	$ 118,735
Pamida Retail	(12,668)	23,150
Corporate, Including Restructuring Charge	(23,128)	(154,935)
Earnings (Loss) from Operations	115,597	(13,050)
Net Interest Expense	65,765	65,961
Provision (Credit) for Income Taxes	21,615	(29,036)
Earnings (Loss) from Continuing Operations	28,217	(49,975)
Earnings from Discontinued Operations, Net of Income Taxes		1,567
Gain on Sale of Discontinued Business, Net of Income Taxes		32,590
Net Earnings (Loss)	$ 28,217	$ (15,818)

See accompanying financial statements.

BUSINESS DESCRIPTION

ShopKo Stores, Inc., a Fortune 500 Company headquartered in Green Bay, Wisconsin, is a customer-driven discount retailer of quality goods and services in two very unique market environments; mid-size to larger cities like Omaha, Nebraska and Salt Lake City, Utah and the smaller communities of rural America like Lancaster, Wisconsin. Our retail operations include 366 stores in 23 states. One hundred forty one stores are operated as ShopKo stores and another 225 as Pamida stores in cities and towns throughout the Midwest, Western Mountain and Pacific Northwest.

SHOPKO DIVISION

The ShopKo division is a customer lifestyle-driven specialty discount retailer located primarily in mid-sized and larger communities. We differentiate ourselves by focusing on dominating targeted categories of business through assortment, marketing, merchandising, store presentation and by a strong pharmacy and optical operation. We are redefining value as more than just price and product. We are committed to offering a pleasant, friendly, easy, convenient and highly satisfying shopping experience to our time-compressed customer.

PAMIDA DIVISION

The Pamida division is a general merchandise discount store format focused on convenience with hard goods, apparel, pantry items and pharmacy capabilities serving smaller and more rural populations. Pamida stores are considerably smaller than ShopKo stores and serve different markets than ShopKo. Pamida is generally the dominant retailer in its small town base.

TABLE OF CONTENTS

TO OUR SHAREHOLDERS



Jeffrey Girard, Vice Chairman, Finance and Administration and Interim Chief Executive Officer
Jack W. Eugster, Chairman of the Board

By anyone's standards last year was a tough one. Even with a strong sense of the problems that lay ahead, we could never have anticipated all of the economic, social and political events that would eventually shape our memories of 2001. We must admit to being disappointed in our overall performance. That not withstanding, we were still able to meet a number of our stated objectives.

Consolidated sales excluding closed stores were $3.318 million, up 1.8% from 2001 on a comparable 52-week basis. Net earnings were $28.2 million after a loss of $15.8 million last year which reflected a one time restructuring charge of $125 million dollars. Comparable store sales for the Pamida division were down 3.0% from 2000, while comparable store sales for the ShopKo division were up 0.1% from 2000. Consolidated comparable store sales were down 0.6% from 2000. The fourth quarter of 2001 outperformed the fourth quarter of 2000, and we saw improved performance with a stronger second half of 2001 than 2000. While too early to define this as a trend, we are encouraged by these results.

We began the year with several objectives and continue to make progress in these key areas.

- Improve our liquidity through debt reduction.
- Enhance the Pamida operating model.
- Build our profitability.

Step one was to pause all new store development for both the ShopKo and Pamida divisions. While not eliminating plans for future growth, putting short-term growth plans on hold is critical to preserve capital. We reduced our debt by $203 million in fiscal 2001, ending the year with a borrowing capacity in excess of $200 million. Additionally, to improve liquidity, we carefully planned to reduce inventories and increase inventory turnover. Both ShopKo and Pamida divisions have achieved good results in these key areas.

We are working to improve the operating model of our Pamida division by leveraging the expertise and resources of ShopKo. The lesson learned in 2001 was that we just tried to do too much too quickly. We are beginning to see improvements and are working to develop new means for continuously enhancing the model. Pharmacy services for example, long a core competency at ShopKo and a key ingredient to the division's success, is beginning to show positive results as an important component of the Pamida division as well.

Committed to improving the balance sheet and building profitability, we managed to tightly control expenses. Every aspect of our company has been scrutinized to reduce cost and increase efficiency without impacting the satisfaction of our customers. Our SG&A costs were reduced to 18.2% from 19.2% of sales.

While we are large enough to be a member of the Fortune 500, we remain small enough to react to changing market conditions and opportunities. We believe this is a key competitive advantage. We fully intend to continue to utilize this advantage to our benefit as we explore exciting new ways to differentiate ourselves in a very competitive marketplace and build fresh ideas that attract and retain our core customers.

We have been and remain very aggressive in our advertising to maintain consumer awareness. In the ShopKo division, research suggests that we have been very successful in this objective. We've also carefully studied the effects of our advertising via market basket data mining to determine if those items advertised are doing more than moving a specific item but rather are driving category and department sales. It is important to note that today, the items we advertise are at an in-stock level that is one of the highest in the retail industry.


Eyecare
Center

Our complete eyecare centers and 'The Drugstore at ShopKo' concept provide full service health and wellness products to our customers.

Our pharmacy and optical centers located within our stores are major traffic draws and top earning performers with continuously growing comparative year sales. The aging of a large proportion of the population provides a strong and growing demand and with our core competencies in these fields we are well positioned to capture these opportunities. By marketing ShopKo's private label over-the-counter health products labeled Elect, at Pamida, we are leveraging a strong performer and establishing another key differentiation for our enterprises.

It would not be fair to consider all of our accomplishments during this most difficult year without recognizing the crucial role our associates play in executing our strategies on a face-to-face level with our customers. We owe them many thanks for their loyalty and their unbridled enthusiasm for our culture of providing the customer with a rewarding and satisfying shopping experience.

In April of this year, Bill Podany, President and CEO, resigned. Over the last seven-and-a-half years, Bill has provided solid merchandising leadership to the ShopKo organization. We are grateful for his many contributions and wish him well.

Jeff Girard, newly named Vice Chairman, Finance and Administration, also has assumed the role of interim CEO. Mr. Girard has been a ShopKo board member since 1991.

Lastly, we would like to thank you, our shareholders for your patience and trust in our abilities. We continue to work diligently to enhance the performance of your company.


Men's
Crewneck T-Shirt
$18

ShopKo, Ashwaubenon, Wisconsin



ShopKo, Ashwaubenon, Wisconsin


4.99
Storage
$5.99
$17.99
Appliances

ShopKo, Ashwaubenon, Wisconsin


Pharmacy
Drug Store • ShopKo
BRETT

ShopKo Pharmacy, Ashwaubenon, Wisconsin

SHOPKO DIVISION CUSTOMER FOCUS

The ShopKo division has carved out a unique niche in the retail mass merchandising marketplace. While our stores are located in 15 states, the specific geographic placement is unique, operating primarily in the upper Midwest and Northwestern United States. ShopKo division stores are customer lifestyle-driven specialty discount operations in mid-size to larger communities. We maintain highly automated distribution centers that service the ShopKo division in 3 locations; Green Bay, Wisconsin, Omaha, Nebraska and Boise, Idaho.

Our customers are never shy when it comes to telling us how they feel about our stores, merchandise selection and our pricing. We listen intently. Research indicates that our customer is better educated and has a higher income level than most of our competitors. By carefully monitoring individual market basket sales and thoroughly examining the data that our information systems give us, we learn and study the behaviors of our customers. What this data tells us translates directly into our mission. Our core customers ask for clean, attractive and safe stores in which to shop. Our response is a penchant for cleanliness with wide, uncluttered aisles. We are constantly seeking new ways to generate real excitement for our customers as they travel through our stores. Clear merchandise presentations and a focused assortment of merchandise meets and exceeds the desires of our customers. In apparel, a broad selection of sizes and range of colors attract the customer and satisfy their demand. We recognize the critical importance of having merchandise in stock when advertised. In fact, our in stock of advertised merchandise is one of the best in the industry. Using independently conducted customer satisfaction studies, we are gratified to learn that our customers tell us they genuinely like our stores and the shopping experience.



"With a family and full time job, my time is precious. I find what I'm looking for at ShopKo and know that I'm getting good quality merchandise at a very competitive price."

Shelley Meuer,
ShopKo Customer

CONVENIENCE

Convenience is mentioned in every study. Our customer wants quick checkout and available personnel when they need to ask a question. We respond with associates that care about the customer and who are not only trained but are chosen for their ability to be friendly and helpful. We created unique programs to make our associates more available to the customer and have instituted direct delivery to the car of large goods. Continuing to develop and improve services like our pharmacy and optical centers not only provides for real convenience, but drives sales of non-related items.

VALUE

Not to be underestimated is the desire for value. To some, value is simply price, but at ShopKo it goes significantly beyond just price. ShopKo is constantly building value throughout the entire shopping experience. Value is superior quality and proprietary branded goods at truly compelling price points. It is the whole of the shopping experience. The presentation of the merchandise and depth of assortment. It is our brand strategy of segmentation by lifestyle.



Our merchandise selection exceeds our customers' expectations and differentiates our stores.

SHOPKO DIVISION

SERVICE

In our ShopKo division stores, we have redefined principal objectives for our associates to help them focus on customer satisfaction. Restocking and inventory requirements are scheduled to eliminate interference with opportunities for customer interface. Our training and recruitment efforts are paying off with associates that truly embrace our culture of high performance and customer satisfaction.

PAMIDA DIVISION

Since our acquisition of the Pamida chain in 1999 we have learned a great deal about both our customers and ourselves. With early research that indicated new opportunities in over 300 communities, Pamida was envisioned as a format for long term growth. Pamida stores provide hometown values to small, rural and more remote communities with an average population of around 5,000. They are the dominant retailer in those communities. In fact, 84% of the locations have no major mass merchandise retailer within 10 miles. We have learned that the Pamida primary customer is slightly older and less affluent than the typical ShopKo customer and those of many of our other competitors. They are, however, loyal and very dependent upon the stores, making on average 39 trips per year, well above the industry average.


Mountain Dew

We realize that our Pamida associates are the day to day image of our stores to the customer so the investment and time in training is critical to our ultimate success.

Sometimes experience is the best teacher. With these and many other new insights, we are working to improve the operating model, to reposition Pamida to more closely match our customer's expectations. One of the things we learned was that having access to a full service pharmacy with competitive brands and value pricing is a mutually beneficial relationship between store and customer. Currently, pharmacies are operating with good results in 73 Pamida stores. Research and planning continues for the inclusion of this concept in additional locations in the future.

GOOD CORPORATE CITIZENS

ShopKo continues its strong commitment to our communities. This year, the ShopKo division's 22nd annual charity golf event raised over $2.4 million for the Special Olympics. We also awarded $1,000 college scholarships to 100 students from 13,000 applicants. In an eight day campaign called ShopKo/Pamida Supports America, teammates contributed $68,138 to the American Red Cross Liberty Fund to help those effected by the tragic events of September 11. Inspired by their efforts, the corporation added $50,000 bringing the campaign total to $118,138. Our Pamida division made over $800,000 in charitable contributions. Led by our United Way giving and distributions to over 100 other organizations, ShopKo and Pamida donated over $4.5 million to charitable groups in 2001.



2001 ShopKo Division Charity Golf Classic for Special Olympics



ShopKo Distribution Center, De Pere, Wisconsin


ERA

Pamida, Lancaster, Wisconsin


EXTRA
STORAGE

Pamida, Lancaster, Wisconsin


Pantry

Pamida, Lancaster, Wisconsin

MANAGEMENT'S DISCUSSION & ANALYSIS

During fiscal 2000, the Company undertook two transactions that affect the comparability of its financial statements. First, on June 16, 2000, the Company sold its remaining 64.5% interest in ProVantage Health Services, Inc. ("ProVantage") pursuant to a tender offer by a third party to acquire all of the outstanding shares of ProVantage. ProVantage had previously issued 35.5% of its shares to the public in July 1999. The results of operations of ProVantage have been presented as discontinued operations. Accordingly, previously reported financial statement information has been reclassified to reflect this presentation.

On January 31, 2001, the Company announced a strategic reorganization plan to close 23 ShopKo retail stores and a related distribution center serving those stores and downsize its corporate workforce in the first quarter of fiscal 2001. In connection with its reorganization plan, the Company incurred a total pretax charge of $125.0 million in fiscal 2000.

Except as otherwise indicated, the following discussion is limited to continuing operations, excluding the effects of restructuring charges.

RESULTS OF OPERATIONS

The following table sets forth items from our Consolidated Statements of Operations as percentages of consolidated net sales:

Fiscal Years Ended	Feb. 2, 2002 (52 Weeks)	Feb. 3, 2001 (53 Weeks)	Jan. 29, 2000 (52 Weeks)
Revenues:			
Net sales	100.0%	100.0%	100.0%
Licensed department rentals and other income	0.4	0.4	0.4
	100.4	100.4	100.4
Costs and Expenses:			
Cost of sales	76.1	75.1	74.1
Selling, general and administrative expenses	18.2	19.2	18.6
Special charges		0.3	0.3
Depreciation and amortization expenses	2.7	2.6	2.4
	97.0	97.2	95.4
Earnings from operations	3.4	3.2	5.0
Interest expense – net	1.9	1.9	1.6
Earnings from continuing operations before income taxes	1.5	1.3	3.4
Provision for income taxes	0.7	0.6	1.3
Earnings from continuing operations	0.8%	0.7%	2.1%

We have two business segments: a ShopKo Retail segment (which includes ShopKo stores general merchandise, retail pharmacy and retail optical operations) and a Pamida Retail segment (which includes Pamida stores general merchandise and retail pharmacy operations).

The following tables set forth items from our business segments as percentages of net sales:

SHOPKO RETAIL SEGMENT

Fiscal Years Ended	Feb. 2, 2002 (52 Weeks)	Feb. 3, 2001 (53 Weeks)	Jan. 29, 2000 (52 Weeks)
Revenues:			
Net sales	100.0%	100.0%	100.0%
Licensed department rentals and other income	0.4	0.4	0.5
	100.4	100.4	100.5
Costs and Expenses:			
Cost of sales	75.3	75.3	74.1
Selling, general and administrative expenses	16.6	18.2	17.8
Depreciation and amortization expenses	2.5	2.5	2.5
	94.4	96.0	94.4
Earnings from operations	6.0%	4.4%	6.1%

PAMIDA RETAIL SEGMENT

Fiscal Years Ended	Feb. 2, 2002 (52 Weeks)	Feb. 3, 2001 (53 Weeks)	Jan. 29, 2000 (52 Weeks)
Revenues:			
Net sales	100.0%	100.0%	100.0%
Licensed department rentals and other income	0.2	0.2	0.3
	100.2	100.2	100.3
Costs and Expenses:			
Cost of sales	78.5	74.6	73.7
Selling, general and administrative expenses	20.0	20.0	19.2
Depreciation and amortization expenses	3.2	2.7	2.5
	101.7	97.3	95.4
(Loss) earnings from operations	(1.5)%	2.9%	4.9%

FISCAL 2001 COMPARED TO FISCAL 2000

Fiscal 2001, which ended on February 2, 2002, covered 52 weeks, while fiscal 2000, which ended on February 3, 2001, covered 53 weeks.

MANAGEMENT'S DISCUSSION & ANALYSIS

Continuing Operations

Consolidated net sales for fiscal 2001 decreased 4.1% to $3.4 billion, compared with $3.5 billion for fiscal 2000. This decrease was due to store closures in fiscal 2001 and an additional week of sales in the prior year.

ShopKo Retail Store sales for fiscal 2001 decreased 6.3% or $172.0 million from fiscal 2000 to $2.5 billion. This decrease is due primarily to store closures. Closed stores sales were $56.0 million and $208.9 million in fiscal 2001 and fiscal 2000, respectively. In addition, ShopKo Retail comparable store sales (52 weeks versus 52 weeks) increased 0.1%, compared to a 0.9% increase in the prior year. Changes in comparable store sales in fiscal 2001 by category were as follows: Retail Health, 9.0%; Hardlines, (2.0)%; and Softlines, (3.6)%.

Pamida Retail Store sales have been included in consolidated net sales since their acquisition in July, 1999, but they were not included in retail comparable store sales until fiscal 2001. Pamida Retail store sales for the 52 weeks ended February 2, 2002 were $835.0 million and sales for the 53 weeks ended February 3, 2001 were $806.2 million. The increase is due primarily to a full year of sales from a net 72 new stores opened in fiscal 2000 which included 48 stores acquired in the acquisition of P.M. Place Stores Company ("Places"). Pamida Retail comparable store sales (52 weeks versus 52 weeks) decreased 3.0%. Changes in comparable store sales in fiscal 2001 by category were as follows: Retail Health, 19.1%; Hardlines, (5.0)%; and Softlines, (9.2)%.

Changes in retail comparable store sales for a year are based upon those stores that were open for the entire preceding fiscal year. Comparable store sales were adversely impacted by a difficult economic environment, as well as, increased competition in certain of our markets and execution problems at our Pamida segment.

Consolidated gross margin, as a percent of sales for fiscal 2001 was 23.9% compared with 24.9% for fiscal 2000. ShopKo Retail gross margin as a percent of sales for both fiscal 2001 and fiscal 2000 was 24.7%. ShopKo Retail gross margins were favorably impacted by a reduction in the LIFO reserve of $11.1 million for fiscal 2001 and $7.2 million for fiscal 2000. The gross margin rate was negatively impacted by an increase in third party sales in retail pharmacy (which carry lower gross margin rates), clearance activity at reduced gross margins for stores closed in the first quarter, offset by the favorable LIFO adjustment. The Pamida Retail gross margin as a percent of sales was 21.5% for fiscal 2001 compared to 25.4% last year. Pamida Retail gross margins were favorably impacted by a reduction in the LIFO reserve of $5.1 million for fiscal 2001 and $2.6 million for fiscal 2000. The decrease in gross margin rate is primarily attributable to increased inventory shrinkage and distribution costs (including freight), partially offset by the favorable LIFO adjustment.

Consolidated selling, general and administrative expenses ("SG&A"), as a percent of sales, were 18.2% in fiscal 2001 compared to 19.2% in fiscal 2000. In fiscal 2001 SG&A includes a $2.7 million impairment charge related to the closure and planned sale of Pamida's Bethany Distribution Center and a $2.1 million impairment charge for an office building held for sale. ShopKo Retail selling, general and administrative expenses were 16.6% and 18.2% of net sales in fiscal 2001 and fiscal 2000, respectively. Comparable amounts for Pamida Retail were 20.0% for both fiscal 2001 and fiscal 2000. The improvement in the ShopKo Retail segments and on a consolidated basis is primarily due to savings related to corporate restructuring initiatives.

In fiscal 2000, the Company incurred special charges of $9.2 million consisting of $4.8 million for integration and employee retention costs associated with the Pamida acquisition and $4.4 million for store conversion costs associated with the Places acquisition. In addition, the Company recorded a $125.0 million restructuring charge in the fourth quarter of fiscal 2000 which is further described in Critical Accounting Policies and Estimates and Note C of the Notes to the Consolidated Financial Statements.

Net interest expense for the 52 weeks ended February 2, 2002 was $65.8 million, or 1.9% of net sales, compared to $66.0 million, or 1.9% of net sales, last year.

FISCAL 2000 COMPARED TO FISCAL 1999

Consolidated net sales for fiscal 2000 (53 weeks) increased $469.0 million or 15.4% over fiscal 1999 (52 weeks) to $3,517.1 million. ShopKo Retail Store sales for fiscal 2000 increased 4.0% or $104.0 million from fiscal 1999 to $2,710.9 million. This increase is due primarily to the 5 new ShopKo Retail stores opened during the year, one of which was the relocation of an existing store. ShopKo comparable Retail Store sales (52 weeks versus 52 weeks) increased 0.7% during fiscal 2000 and the changes by category were: Retail Health, 10.8%; Hardlines, (1.6)%; and Softlines, (2.6)%.

Pamida Retail stores sales have been included in consolidated net sales since their acquisition in July, 1999 but they were not included in retail comparable store sales prior to fiscal 2001, since the Company did not own them for the entire preceding fiscal year. Pamida Retail store sales for the 53 weeks ended February 3, 2001 were $806.2 million and sales for the 30 weeks ended January 29, 2000 were $441.2 million. In addition to a full year of sales, Pamida Retail sales increased due to a net 72 new stores in fiscal 2000, including 48 stores acquired in the acquisition of P.M. Place Stores Company ("Places").

Consolidated gross margins as percentages of sales were 24.9% and 25.9% for fiscal 2000 and 1999, respectively. ShopKo Retail gross margins as percentages of sales were 24.7% and 25.9% for fiscal 2000 and 1999, respectively. The ShopKo Retail gross margins include LIFO credits of $7.2 million for fiscal 2000 and $4.0 million for fiscal 1999. The gross margin rate was negatively impacted by an increase in promotional sales and clearance activity at reduced gross margin rates, particularly in the ready-to-wear apparel area, an increase in third party sales in retail pharmacy (which carry lower gross margin rates), and freight and shrink costs, partially offset by the favorable LIFO adjustment. Pamida Retail gross margin as a percent of sales was 25.4% for fiscal 2000 compared to 26.3% for the 30 weeks ended January 29, 2000. Pamida Retail gross margins include LIFO credits of $2.6 million for fiscal 2000 and $1.6 million for fiscal 1999. The decrease in gross margin rate is primarily attributable to operational difficulties in the Indiana distribution facility and an increase in clearance activity at reduced margin rates, partially offset by the favorable LIFO adjustment.

Consolidated selling, general and administrative expenses as a percentage of net sales increased to 19.2% in fiscal 2000, compared with 18.6% in fiscal 1999. ShopKo Retail selling, general and administrative expenses were 18.2% and 17.8% of net sales for fiscal 2000 and 1999, respectively. Pamida Retail selling, general and administrative expenses were 20.0% of net sales in fiscal 2000 and 19.2% of net sales for the 30 weeks ended January 29, 2000. The increases reflect higher store labor, employee benefit and occupancy costs and, as to Pamida Retail, increased store pre-opening costs associated with the number of new stores opened in fiscal 2000.

Special charges were incurred in connection with business acquisitions related to process and systems integration, employee retention programs, and store conversions. In fiscal 2000, the Company incurred $4.8 million of integration and employee retention costs associated with the Pamida acquisition and $4.4 million of store conversion costs associated with the Places acquisition. Special charges of $8.1 million incurred in fiscal 1999 relate to integration and employee retention costs associated with the Pamida acquisition. In addition, the Company recorded a $125.0 million restructuring charge in the fourth quarter of fiscal 2000 which is further described in Critical Accounting Policies and Estimates and Note C of the Notes to the Consolidated Financial Statements.

Net interest expense in fiscal 2000 increased by approximately $17.9 million from fiscal 1999, due to additional debt incurred as a result of increased capital expenditures and funding working capital needs of new stores, as well as higher borrowing rates.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require management to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

Management believes application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. We have identified certain critical accounting policies which are described below.

Merchandise inventory. Our merchandise inventory is carried at the lower of cost or market on a last-in, first-out (LIFO) basis. The valuation of inventories at cost requires certain management judgements and estimates, including among others, an assessment of any excess inventory levels, lower of cost or market and shrinkage rates. These assumptions can have a significant impact on current and future operating results and financial position.

Restructuring Reserve. In connection with the reorganization plan announced in the fourth quarter of fiscal 2000 to close certain facilities, the Company incurred a pretax charge of $125.0 million, including $57.2 million related to fixed asset writedowns and $45.8 million related to lease termination and property carrying costs. The amount of the asset writedowns and reserves for lease termination and property carrying costs are based in part on management's estimates as to the timing, sales proceeds, and disposition costs of the closed facilities. Of the 24 properties included in the restructuring reserve, six were disposed of in fiscal 2001. At this time, the Company believes it has adequately provided for these costs, however, sales of owned stores and lease terminations have been slower than anticipated and could negatively impact the reserve. If interest rates or real estate leasing markets change, additional charges may be required. Therefore, the Company continues to evaluate the adequacy of the amounts provided as it proceeds with the disposition of the real estate and termination of the leases.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements are met primarily by cash generated from operations, with remaining funding requirements provided by short-term and long-term borrowings. Cash provided from continuing operations was $229.2 million, $34.3 million and $67.8 million in fiscal 2001, 2000 and 1999, respectively. The significant increase in 2001 was due to the Company's efforts to significantly reduce inventory levels (decrease of $100.0 million in fiscal 2001, versus increases of $69.7 million and $29.3 million in fiscal 2000 and fiscal 1999, respectively). The Company finances a significant portion of its operations through vendor financing. As of February 2, 2002, accounts payable totaled $255.6 million. The Company currently maintains favorable terms with its vendors, however these terms could be impacted based on the Company's future operating performance.

As of February 2, 2002, the Company had $342.5 million of Senior Unsecured Notes outstanding. These Senior Unsecured Notes have maturity dates ranging from March 2002 to March 2022, with approximately $242.9 million principal amount of Senior Unsecured Notes maturing between March 2002 and November 2004. A more detailed description of these notes is contained in Note E of the Notes to the Consolidated Financial Statements. Subject to certain limitations set forth in the Secured Credit Facility, proceeds of the Secured Credit Facility or funds from other sources may be used to retire or repurchase those Senior Unsecured Notes maturing during the term of the Secured Credit Facility. On March 15, 2002, the Company retired $70.2 million in Senior Unsecured Notes by accessing its availability under the Secured Credit Facility. Payments due under the Senior Unsecured Notes could be accelerated in the event the Company defaults on any obligation in excess of $25 million.

In addition to the Senior Unsecured Notes, the Company had $147.8 million outstanding under its Secured Credit Facility as of the end of fiscal 2001 compared to $341.3 million outstanding under its former bank credit facilities as of the end of fiscal 2000.

On March 12, 2001, the Company closed on a $600.0 million senior secured revolving credit and term loan facility ("Secured Credit Facility"), which is secured by the Company's inventory and accounts receivable. The Company used proceeds from the Secured Credit Facility to pay off the outstanding amounts under its existing bank credit facilities, and those facilities were terminated. The Secured Credit Facility provides for revolving credit borrowings of up to $500.0 million and a term loan of $100.0 million both of which bear interest at the bank's base rate plus 0.0% to 0.5% for base margin loans or the Eurodollar rate plus 2.0% to 2.5% for Eurodollar loans depending on borrowing availability under the loan and the Company's operating cash flow. The Secured Credit Facility terminates March 12, 2004 but the facility may be extended for an additional year at the Company's option subject to certain conditions. The terms of the Secured Credit Facility prohibit the payment of dividends, repurchases of common stock, set limits as to new indebtedness, and capital expenditures and require the Company to meet financial performance covenants relating to minimum operating cash flows and borrowing availability. The consequences of failing to comply with the various covenants and maintaining availability range from increasing the interest rate to restrictions on cash management to default and acceleration of the debt. The indebtedness under the Secured Credit Facility can be immediately due and payable in the event Company debt in excess of $10 million is accelerated. During fiscal 2001, the Company maintained compliance with all covenants in the Secured Credit Facility.

The following schedule sets forth the Company's contractual obligations and commercial commitments as of February 2, 2002:

	Payments Due by Period				
(In thousands)	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Contractual Obligations					
Long-Term Debt	$458,114	$ 74,360	$275,399	$ 1,270	$107,085
Capital Lease Obligations	235,211	17,894	33,886	31,336	152,095
Operating Leases	171,665	17,480	30,421	25,669	98,095
Total Contractual Cash Obligations	$864,990	$109,734	$339,706	$58,275	$357,275

The Company believes that the Secured Credit Facility and expected cash from operations, together with continued favorable vendor credit terms, will provide sufficient liquidity to finance continuing operations, including planned capital expenditures, for fiscal 2002. However, if the Company's operating results were to deteriorate significantly for whatever reason, or if the Company were to require significant additional capital for unexpected events, the Company could suffer liquidity problems which would materially adversely affect its results of operations and financial condition. Furthermore, as described above, the Company has a significant amount of debt obligations maturing in the period from March 2002 to November 2004. While the Company believes it will have sufficient liquidity to retire these debt obligations as they mature, there can be no assurance that the Company will be able to retire or refinance these obligations. If the Company cannot retire or refinance these obligations as they mature, the Company's results of operations and financial condition will be materially adversely affected.

CAPITAL EXPENDITURES AND ACQUISITIONS

The Company spent $17.2 million on capital expenditures in fiscal 2001, compared to $196.2 million in fiscal 2000 and $133.3 million in fiscal 1999. The following table sets forth the components of capital expenditures and acquisitions (in millions):

Fiscal Years Ended	Feb. 2, 2002 (52 Weeks)	Feb. 3, 2001 (53 Weeks)	Jan. 29, 2000 (52 Weeks)
Capital Expenditures			
New stores	$ 0.9	$ 68.6	$ 57.2
Remodeling and refixturing	3.1	47.6	18.7
Distribution centers	2.8	57.8	25.9
Management information and point-of-sale equipment and systems	5.8	20.9	17.8
Other	4.6	1.3	13.7
Total	$17.2	$196.2	$133.3
Acquisitions		$ 2.1	$ 94.0

The Company's projected capital expenditures for fiscal 2002 are $25.0 to $35.0 million.

INFLATION

Inflation has and is expected to have only a minor effect on the results of the Company's operations and internal and external sources of liquidity.

RECENT PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company is currently evaluating the provisions of SFAS 142. Application of the non-amortization provisions of SFAS No. 142 is expected to result in a reduction in amortization expense of approximately $5.2 million per year. We will perform the first of the required impairment tests of goodwill during fiscal year 2002, to evaluate existing goodwill for impairment upon adoption of SFAS No. 142 and will record any transition impairment as a cumulative effect of a change in accounting principle in the consolidated statements of operations. Impairment testing for other intangible assets will be completed in the first quarter of fiscal 2002. Because of the extensive effort needed to comply with adopting SFAS No. 142, it is not possible to reasonably estimate the impact of adopting the impairment requirements of this Statement on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized. It is possible the Company could incur substantial impairment losses in the future as a result of adopting this Statement. Intangible assets, net of accumulated amortization, were $208.2 million at February 2, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. Management does not believe the adoption of SFAS 144 will have a material impact on the Company's financial statements.

MARKET RISK

Because of the level of variable interest rate debt in the Company's capital structure, the Company is exposed to earnings or cash flow fluctuations due to changes in interest rates. At February 2, 2002, the Company had $147.8 million of variable rate debt with a weighted average interest rate of 4.95%. This debt exposes the Company to changes in interest expense brought about by changes in interest rates. During fiscal 2001, the monthly average amount borrowed under the variable rate credit facilities was approximately $301.1 million, and the weighted average interest rate was 6.38%. If the weighted average interest rate were to increase by 10.0% for fiscal 2001, net income would have decreased by approximately $1.2 million.

At February 2, 2002, the Company had fixed-rate long-term debt totaling $415.2 million. As these instruments are fixed-rate, they do not expose the Company to the possibility of earnings loss or gain due to changes in market interest rates. In general, fluctuation in the market value of these instruments based on fluctuation in interest rates would impact the Company's earnings and cash flows only if the Company were to reacquire all or a portion of these instruments prior to their maturity. Management continually monitors the interest rate environment with the objective of lowering borrowing costs without subjecting the Company to excessive exposure to fluctuating interest rates.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis and elsewhere in this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements discuss, among other things, expected growth, future revenues, product development, debt reduction, capital expenditures and deployment plans and future operating and financial performance. The forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in such forward-looking statements. These risks and uncertainties include, but are not limited to: 1) the duration and severity of the current economic slowdown and the continuing impact of terrorist attacks and continued hostilities or other similar or related events; 2) the impact of recent accounting pronouncements as described herein; and 3) the following which are more fully discussed in our Annual Report on Form 10-K for the fiscal year ended February 2, 2002: a.) significant debt levels; b.) continued availability of vendor financing; c.) failure to achieve the expected benefits of reorganizations; d.) inability to execute future expansion plans; e.) failure to remodel existing stores on schedule or within budget; f.) quarterly performance fluctuations – most notably the highly seasonal nature of the business; g.) competition; h.) general economic conditions and weather; i.) loss of key management; j.) labor conditions; k.) anti-takeover provisions in the Company's organization documents; and l.) pending or future litigation. These and other risks and uncertainties as may be indicated in subsequent filings with the Securities and Exchange Commission, are incorporated herein by reference. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which may, or may not come to fruition. In addition, the Company does not undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

FIVE YEAR FINANCIAL SUMMARY

	Fiscal Years Ended				
	Feb. 2, 2002 (52 Wks)	Feb. 3, 2001 (53 Wks)[9]	Jan. 29, 2000 (52 Wks)[8]	Jan. 30, 1999 (52 Wks)	Jan. 31, 1998[1] (49 Wks)
Summary of Operations (Millions)					
Net sales	$ 3,374	$ 3,517	$ 3,048	$ 2,351	$ 2,002
Licensed department rentals and other income	13	13	14	12	11
Gross margin	806	865[2]	790	615	529
Selling, general and administrative expenses	612	674	568	447	385
Special charges[3]		9	8	6	3
Restructuring charge		115			
Depreciation and amortization expenses	92	94	75	61	54
Interest expense – net	66	66	48	39	31
Earnings (loss) from continuing operations before income taxes	50	(79)	104	75	67
Earnings (loss) from continuing operations	28	(50)	63	46	41
Discontinued operations - net		34	43	9	8
Earnings (loss) before extraordinary item	28	(16)	106	56	49
Net earnings (loss)	28	(16)	102[4]	56	49
Per Share Data (Dollars)					
Basic earnings (loss) per common share from continuing operations	0.98	$ (1.72)	$ 2.22	$ 1.77	$ 1.45
Basic net earnings (loss) per common share	0.98	(0.55)	3.62	2.14	1.73
Diluted earnings (loss) per common share from continuing operations	0.98	(1.72)	2.19	1.74	1.43
Diluted net earnings (loss) per common share	0.98	(0.55)	3.57	2.10	1.71
Cash dividends declared per common share[10]					
Financial Data (Millions)					
Working capital	$ 113	$ 174	$ 88	$ 136	$ 130
Property and equipment-net	892	974	878	689	620
Total assets	1,820	2,027	1,953	1,328	1,220
Total debt[5]	639	871	699	472	440
Total shareholders' equity	690	662	695	459	396
Capital expenditures	17	196	133	91	28
Financial Ratios					
Current ratio	1.2	1.3	1.1	1.4	1.4
Return on beginning assets	1.4%	(0.8)%	7.7%	4.6%	4.1%
Return on beginning shareholders' equity	4.3%	(2.3)%	22.2%	14.0%	10.6%
Total debt as % of total capitalization[6]	47.3%	56.1%	48.7%	49.5%	51.5%
Other Year End Data					
ShopKo stores open at year end	141	164	160	147	149[7]
Average ShopKo store size-square feet	91,009	90,175	89,545	89,106	88,754
Pamida stores open at year end	225	229	157		
Average Pamida store size-square feet	33,282	33,232	36,055		

(1) Fiscal year end was changed from the last Saturday in February to the Saturday nearest January 31.

(2) Includes restructuring charge of $10.4 million related to inventory liquidation.

(3) Special charges relates to various costs incurred in connection with business acquisitions, including process and system integration, employee retentionand store conversions, and, in fiscal 1997, costs associated with unsuccessful business acquisitions.

(4) Includes extraordinary loss on retirement of debt of $3.8 million.

(5) Total debt includes short-term debt, total long-term obligations and capital leases and other long-term obligations.

(6) Total capitalization includes shareholders' equity, total debt and non-current deferred income taxes.

(7) Includes 19 stores acquired from Penn-Daniels, Incorporated, two of which closed in fiscal 1998.

(8) Includes the results of the Pamida retail store chain acquired in July, 1999.

(9) Includes the results of P.M. Place stores acquired in June, 2000.

(10) The terms of the Company's Secured Credit Facility prohibit the Company from paying dividends.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Feb. 2, 2002 (52 Weeks)	Feb. 3, 2001 (53 Weeks)	Jan. 29, 2000 (52 Weeks)
Revenues:			
Net sales	$ 3,373,935	$ 3,517,112	$ 3,048,070
Licensed department rentals and other income	13,054	13,423	13,592
	3,386,989	3,530,535	3,061,662
Costs and Expenses:			
Cost of sales, including restructuring charge of $10,447 in fiscal 2000	2,567,800	2,652,155	2,257,991
Selling, general and administrative expenses	611,930	673,542	568,220
Special charges		9,224	8,068
Restructuring charge		114,585	
Depreciation and amortization expenses	91,662	94,079	75,414
	3,271,392	3,543,585	2,909,693
Earnings (loss) from operations	115,597	(13,050)	151,969
Interest expense – net	65,765	65,961	48,107
Earnings (loss) from continuing operations before income taxes	49,832	(79,011)	103,862
Provision (credit) for income taxes	21,615	(29,036)	41,170
Earnings (loss) from continuing operations	28,217	(49,975)	62,692
Discontinued operations:			
Earnings from discontinued operations, net of income taxes of $1,201 and $6,515, respectively		1,567	8,799
Gain on sale of discontinued business, net of income taxes of $14,496 and $22,295, respectively		32,590	34,465
Earnings (loss) before extraordinary item	28,217	(15,818)	105,956
Extraordinary (loss) on retirement of debt, net of income taxes of $2,443			(3,776)
Net earnings (loss)	$ 28,217	$ (15,818)	$ 102,180
Earnings (loss) per share of common stock:			
Basic:			
Earnings (loss) from continuing operations	$ 0.98	$ (1.72)	$ 2.22
Earnings from discontinued operations	-	0.05	0.31
Gain on sale of discontinued business	-	1.12	1.22
Extraordinary (loss) on retirement of debt	-	-	(0.13)
Net earnings (loss)	$ 0.98	$ (0.55)	$ 3.62
Diluted:			
Earnings (loss) from continuing operations	$ 0.98	$ (1.72)	$ 2.19
Earnings from discontinued operations	-	0.05	0.31
Gain on sale of discontinued business	-	1.12	1.20
Extraordinary (loss) on retirement of debt	-	-	(0.13)
Net earnings (loss)	$ 0.98	$ (0.55)	$ 3.57
Weighted average number of common shares outstanding - basic	28,699	29,014	28,237
Weighted average number of common shares outstanding - diluted	28,838	29,014	28,595

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)	Feb. 2, 2002	Feb. 3, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 30,169	$ 35,334
Receivables, less allowance for losses of $3,220 and $2,362, respectively	48,738	57,581
Merchandise inventories	613,911	713,925
Other current assets	15,840	17,043
Total current assets	708,658	823,883
Other assets and deferred charges	11,185	14,486
Intangible assets – net	208,171	214,091
Property and equipment – net	892,022	974,476
Total assets	$1,820,036	$2,026,936
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 47,808	$ 171,279
Accounts payable – trade	255,630	278,175
Accrued compensation and related taxes	45,145	42,336
Deferred taxes and other accrued liabilities	143,906	125,141
Accrued income and other taxes	23,249	25,682
Current portion of long-term obligations and leases	79,942	6,910
Total current liabilities	595,680	649,523
Long-term obligations and leases, less current portions	505,467	658,281
Other long-term obligations	6,199	34,810
Deferred income taxes	22,642	22,575
Shareholders' equity:		
Preferred stock; none outstanding		
Common stock; shares issued, 30,628 at February 2, 2002 and 30,603 at February 3, 2001	306	306
Additional paid-in capital	384,745	384,563
Retained earnings	345,247	317,128
Less treasury stock – at cost; 1,904 shares	(40,250)	(40,250)
Total shareholders' equity	690,048	661,747
Total liabilities and shareholders' equity	$1,820,036	$2,026,936

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
(In thousands)	Feb. 2, 2002 (52 Weeks)	Feb. 3, 2001 (53 Weeks)	Jan. 29, 2000 (52 Weeks)
Cash flows from operating activities:			
Earnings (loss) from continuing operations	$ 28,217	$ (49,975)	$ 62,692
Adjustments to reconcile earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	91,662	94,079	75,414
Provision for losses on receivables	394	618	397
Gain on the sale of property and equipment	(974)	(306)	(3,112)
Restructuring charge		125,032	
Impairment changes	4,825		
Deferred income taxes	23,425	(19,343)	19,052
Change in assets and liabilities (excluding effects of business acquisitions):			
Receivables	8,449	(1,739)	(18,250)
Merchandise inventories	100,014	(69,657)	(29,348)
Other current assets	(2,630)	53	(3,164)
Other assets and intangibles	11,054	(15,393)	(9,679)
Accounts payable	(22,545)	(51,196)	29,475
Accrued liabilities	(4,170)	23,054	(55,690)
Net cash provided by operating activities of continuing operations	237,721	35,227	67,787
Net cash flows from discontinued operations		(28,061)	(35,483)
Cash flows from investing activities:			
Payments for property and equipment	(17,198)	(196,247)	(133,269)
Proceeds from the sale of property and equipment	14,857	4,500	7,871
Proceeds from the sale of discontinued business		143,381	105,955
Business acquisitions, net of cash acquired		(2,070)	(94,033)
Net cash (used in) investing activities	(2,341)	(50,436)	(113,476)
Cash flows from financing activities:			
Net proceeds from debt borrowings	147,808	117,000	245,000
Net payments of debt and capital lease obligations	(380,190)	(58,582)	(307,033)
Debt issuance costs	(8,163)	(924)	
Change in common stock from stock options		2,892	3,974
Change in common stock from public offering			147,147
Purchase of treasury stock		(20,222)	(20,028)
Net cash provided by financing activities	(240,545)	40,164	69,060
Net (decrease) in cash and cash equivalents	(5,165)	(3,106)	(12,112)
Cash and cash equivalents at beginning of year	35,334	38,440	50,552
Cash and cash equivalents at end of year	$ 30,169	$ 35,334	$ 38,440
Supplemental cash flow information:			
Noncash investing and financial activities –			
Capital lease obligations incurred	$ 78	$ 42,364	$ 3,568
Cash paid during the period for:			
Interest	$ 65,258	$ 66,147	$ 48,894
Income taxes	$ 3,867	$ 24,473	$ 17,705

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional		Treasury Stock		Total	
(In thousands)	Shares	Amount	Paid-in Capital	Retained Earnings	Shares	Amount	Shares	Amount
Balances at January 30, 1999	26,129	$261	$228,479	$230,502			26,129	$459,242
Net earnings				102,180				102,180
Sale of common stock under option plans	246	3	3,971				246	3,974
Income tax benefit related to stock options			1,797					1,797
Sale of common stock under public offering	4,025	40	147,107				4,025	147,147
Restricted stock expense				190				190
Purchase of treasury stock					(816)	$(20,028)	(816)	(20,028)
Balances at January 29, 2000	30,400	304	381,354	332,872	(816)	(20,028)	29,584	694,502
Net loss				(15,818)				(15,818)
Sale of common stock under option plans	203	2	2,890				203	2,892
Income tax benefit related to stock options			319					319
Restricted stock expense				74				74
Purchase of treasury stock					(1,088)	(20,222)	(1,088)	(20,222)
Balances at February 3, 2001	30,603	306	384,563	317,128	(1,904)	(40,250)	28,699	661,747
Net earnings				28,217				28,217
Issuance of restricted stock	25		182	(182)			25	
Restricted stock expense				84				84
Balances at February 2, 2002	30,628	$306	$384,745	$345,247	(1,904)	$ (40,250)	28,724	$ 690,048

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The consolidated financial statements include the accounts of ShopKo Stores, Inc. and its majority owned subsidiaries ("ShopKo" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

ShopKo is engaged in the business of providing general merchandise and professional health services through its two retail store chains. ShopKo Retail stores are operated in the Midwest, Western Mountain and Pacific Northwest states. Pamida, Inc. ("Pamida") Retail stores are operated in the Midwest, North Central and Rocky Mountain states.

Cash and Cash Equivalents

The Company records all highly liquid investments with an original maturity of three months or less as cash equivalents.

Receivables

Receivables consist of amounts collectible from third party pharmacy insurance carriers; from retail store customers for optical and pharmacy purchases; and from merchandise vendors for promotional and advertising allowances. Substantially all amounts are expected to be collected within one year.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost, which includes certain distribution and transportation costs, is determined through use of the last-in, first-out (LIFO) method for substantially all inventories. If the first-in, first-out (FIFO) method had been used to determine cost of inventories, the Company's inventories would have been higher by approximately $2.9 million at February 2, 2002 and $19.1 million at February 3, 2001.

Property and Equipment - Net

Property and equipment are carried at cost. The cost of buildings and equipment is depreciated over the estimated useful lives of the assets. Buildings and certain equipment (principally computer and retail store equipment) are depreciated using the straight-line method. Remaining properties are depreciated on an accelerated basis. Useful lives generally assigned are: buildings-25 to 50 years; retail store equipment-8 to 10 years; warehouse, transportation and other equipment-3 to 10 years. Costs of leasehold improvements are amortized over the period of the lease or the estimated useful life of the asset, whichever is shorter, using the straight-line method. Property under capital leases is amortized over the related lease term using the straight-line method.

The components of property and equipment are:

(In thousands)	Feb. 2, 2002	Feb. 3, 2001
Property and equipment at cost:		
Land	$ 128,347	$ 139,485
Buildings	675,079	687,237
Equipment	538,231	531,125
Leasehold improvements	71,497	98,730
Property under construction	1,133	26,512
Property under capital leases	142,932	144,209
	1,557,219	1,627,298
Less accumulated depreciation and amortization:		
Property and equipment	611,637	561,194
Property under capital leases	40,216	34,473
Less reserve for impairment on assets to be disposed	13,344	57,155
Net property and equipment	$ 892,022	$ 974,476

Intangible Assets - Net

Intangible assets related to acquisitions (primarily goodwill) are amortized using the straight-line method over 15 to 40 years. Underwriting and issuance costs of long-term obligations are amortized over the term of the obligations. Accumulated amortization for intangible assets was $21.6 million and $13.0 million at February 2, 2002 and February 3, 2001, respectively.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be measured by comparing the carrying amount of the asset to its fair value, determined based on appraised values or as the present value of the cash flows using discounted rates that reflect the inherent risks of the underlying business. In the fourth quarter of fiscal 2001, the Company recorded in selling, general and administrative expense, an impairment charge of $2.7 million associated with the decision to close the Bethany Distribution Center in the first quarter of fiscal 2002,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as well as a charge of $2.1 million for the impairment of an office building held for sale. Both of the facilities are expected to be disposed within one year. In the opinion of management, except for assets identified herein and as disclosed in Note C of the Notes to the Consolidated Financial Statements, no such impairment existed as of February 2, 2002 or February 3, 2001.

Revenue Recognition

Revenues from the Company's retail stores are recognized at the time customers take possession of merchandise purchased or services are rendered, net of estimated returns. Revenues from licensed departments are recorded at the net amounts to be received from licensees.

Pre-opening Costs

The Company expenses pre-opening costs of retail stores as incurred.

Special Charges

The Company incurs various costs in connection with business acquisitions related to process and systems integration, employee retention programs, and store conversions. These costs are classified as special charges in the accompanying consolidated statements of operations. In fiscal 2000, the Company incurred $4.8 million of integration and employee retention costs associated with the Pamida acquisition and $4.4 million of store conversion costs associated with the Places acquisition. Special charges of $8.1 million incurred in fiscal 1999 relate to integration and employee retention costs associated with the Pamida acquisition.

Net Earnings (Loss) Per Common Share

Basic net earnings (loss) per common share and diluted net (loss) per common share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted net earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding increased by the number of dilutive potential common shares based on the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued Operations

On July 19, 1999, ProVantage Health Services, Inc. ("ProVantage"), a then wholly-owned subsidiary of the Company, completed an initial public offering of its common shares. The Company received proceeds of approximately $106.0 million and recognized a gain on the transaction of $34.5 million, net of income taxes. As a result of this transaction, the Company's ownership interest in ProVantage was reduced to 64.5%.

ProVantage provided health benefit management services, pharmacy mail services, vision benefit management services and health information technology and clinical support services.

On June 16, 2000, the Company sold its remaining interest in ProVantage pursuant to a tender offer by a third party to acquire all of the outstanding shares of ProVantage, for proceeds of approximately $143.4 million, resulting in a gain of $32.6 million, net of income taxes.

The results of operations of ProVantage have been presented as discontinued operations. Net sales of ProVantage for the 20 weeks ended June 17, 2000 were $397.9 million. Net sales of ProVantage for the 52 weeks ended January 29, 2000 were $850.0 million.

Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse affect on the consolidated financial statements of the Company.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company is currently evaluating the provisions of SFAS 142. Application of the non-amortization provisions of SFAS No. 142 is expected to result in a reduction in amortization expense of approximately $5.2 million per year. We will perform the first of the required impairment tests of goodwill during fiscal year 2002, to evaluate existing goodwill for impairment upon adoption of SFAS No. 142 and will record any transition impairment as a cumulative effect of a change in accounting principle in the consolidated statements of operations. Impairment testing for other intangible assets will be completed in the first quarter of fiscal 2002. Because of the extensive effort needed to comply with adopting SFAS No. 142, it is not possible to reasonably estimate the impact of adopting the impairment requirements of this Statement on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized. It is possible the Company could incur substantial impairment losses in the future as a result of adopting this Statement. Intangible assets net of accumulated amortization were $208.2 million at February 2, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. Management does not believe the adoption of SFAS 144 will have a material impact on the Company's financial statements.

Extraordinary Loss

During fiscal 1999, the Company repurchased approximately $57.1 million of the Senior Notes, resulting in an extraordinary loss of $3.8 million, net of income tax benefit of $2.4 million.

B. ACQUISITIONS

On June 29, 2000, the Company acquired all of the outstanding stock of P.M. Place Stores ("Places") for $2.1 million in cash and approximately $28.8 million in assumed debt and accrued liabilities. Places was headquartered in Bethany, Missouri and operated discount stores in Missouri, Iowa, Kansas and Illinois. The pro forma effect of this acquisition was not material to the Company's consolidated statements of operations.

On July 6, 1999, the Company acquired all of the outstanding common stock of Pamida for $94.0 million in cash, $285.8 million in assumed debt and $138.6 million in assumed trade and other accrued liabilities. Pamida is a retail chain headquartered in Omaha, Nebraska operating Pamida Retail stores in 16 Midwest, North Central and Rocky Mountain states.

These acquisitions were accounted for under the purchase method of accounting and the allocations of the purchase prices were based on fair values at the dates of acquisition. The aggregate excess of the purchase prices over the fair value of the net assets acquired (goodwill) of approximately $198.7 million is being amortized on a straight-line basis over 40 years. The results of operations since the dates of acquisition have been included in the consolidated statements of operations.

The following presents selected unaudited pro forma consolidated statement of operations information that has been prepared assuming the Pamida acquisition occurred on January 31, 1999:

(In thousands, except per share data)	Year to Date (52 Weeks Ended) January 29, 2000
Net sales	$3,331,547
Earnings from continuing operations	57,926
Net earnings	97,414
Diluted earnings per share from continuing operations	2.03

These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition been consummated on such date, or for any other future dates or periods, nor do the results give effect to the special charges related to the Pamida acquisition, synergies, cost savings or other charges resulting from the acquisition of Pamida.

C. RESTRUCTURING RESERVE

In the fourth quarter of fiscal 2000, the Company announced a strategic reorganization plan to close 23 ShopKo retail stores and a related distribution center serving those stores and downsize its corporate workforce. The closings took place in the first quarter of fiscal 2001, resulting in the termination of approximately 2,500 employees, including approximately 180 employees at the ShopKo and Pamida corporate headquarters. In connection with the reorganization

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

plan, the Company incurred a pre tax charge of $125.0 million, including $67.6 million related to inventory and property writedowns. For balance sheet reporting, the lease termination, property carrying and other costs are reported in accrued expenses as a current liability at February 2, 2002. If sales of owned stores and lease terminations do not proceed as expected, some portion of the reserve may exist at year end February 1, 2003. Following is an analysis of the change in the restructuring reserve (in thousands) which includes primarily cash payments ($1.2 million in fiscal 2000) and the disposal of inventory:

	Balance as of of Feb. 3, 2001	Cash Payments	Other Adjustments	Balance as of Feb. 2, 2002
Lease termination and property carrying costs	$45,752	$(13,691)	$ 731	$32,792
Employee separation costs	9,134	(7,282)	(1,852)	0
Other costs	1,300	(1,072)	0	228

Net sales of the stores closed totaled $56.0, $208.9, and $207.7 million in fiscal 2001, 2000 and 1999, respectively.

D. SHORT-TERM DEBT

As of February 2, 2002, the Company had outstanding $47.8 million under the revolving credit portion of its Secured Credit Facility (see Note E). As of February 3, 2001, the Company had outstanding $341.3 million under various unsecured short term credit facilities. The related weighted average interest rates on borrowings outstanding at February 2, 2002 and February 3, 2001 were 4.2.% and 6.9%, respectively. On March 12, 2001, the Company entered into a secured financing arrangement whereby all amounts outstanding under the previous short term facilities were paid off and the facilities terminated (see Note E). At February 3, 2001, the Company classified as current that portion of the debt outstanding that it expected to repay and not reborrow during fiscal 2001 under its new financing arrangement.

The Company also issues letters of credit during the ordinary course of business as required by foreign vendors. As of February 2, 2002 and February 3, 2001, the Company had outstanding letters of credit for $19.8 million and $40.7 million, respectively.

E. LONG-TERM OBLIGATIONS AND LEASES

(In thousands)	Feb. 2, 2002	Feb. 3, 2001
Senior Unsecured Notes, 9.0% due November 15, 2004, less unamortized discount of $12 and $49, respectively	$ 72,698	$ 72,661
Senior Unsecured Notes, 8.5% due March 15, 2002, less unamortized discount of $0 and $18, respectively	70,207	70,189
Senior Unsecured Notes, 9.25% due March 15, 2022, less unamortized discount of $386 and $405, respectively	99,614	99,595
Senior Unsecured Notes, 6.5% due August 15, 2003, less unamortized discount of $42 and $70, respectively	99,958	99,930
Secured Credit Facility – term loan, 5.3% at February 2, 2002	100,000	
Mortgage and other obligations	15,637	19,919
Revolving credit facility		170,000
Capital lease obligations	127,295	132,897
	585,409	665,191
Less current portion	79,942	6,910
Long-term obligations	$505,467	$658,281

The notes contain certain covenants which, among other things, restrict the ability of the Company to consolidate, merge or convey, transfer or lease its properties and assets substantially as an entirety, to create liens or to enter into sale and leaseback transactions.

On March 12, 2001, the Company entered into a $600.0 million senior secured revolving credit and term loan facility (the "Secured Credit Facility"). The Secured Credit Facility, which terminates on March 12, 2004, provides for revolving credit loans of up to $500.0 million and a term loan of $100.0 million, and may be extended for an additional year at the Company's option, subject to certain conditions. Amounts available under the Senior Credit Facility are limited based on a percentage of inventory and accounts receivable. A total of $223.1 million is available as of February 2, 2002. Borrowings under the facility are secured by accounts receivable and inventory and bear interest at rates based on prime or Eurodollar rate plus an applicable margin based on operating performance of the Company. This credit agreement contains various affirmative and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

negative covenants and precludes the Company from paying dividends.

The interest rates on the mortgage and other obligations range from 5.4% to 9.5% with maturities ranging from March 2004 to April 2009 and are collateralized by property with a net book value of $44.5 million at February 2, 2002.

Amounts outstanding under the revolving credit facility represent amounts due under short term credit facilities at February 3, 2001 that were refinanced under the Secured Credit Facility entered into in March 2001 (see Note D).

Approximate annual maturities of long-term obligations, excluding capital leases, for the five years subsequent to the year ended February 2, 2002 are as follows (in thousands):

Year	Long-Term Obligations
2002	$ 74,360
2003	101,664
2004	173,735
2005	803
2006	467
Later	107,085
Total maturities	$ 458,114

The Company leases certain stores and equipment under capital leases. Many of these leases include renewal options, and occasionally, include options to purchase. In addition to its capital leases, the Company is obligated under operating leases, primarily for land, buildings and computer equipment.

Minimum future obligations under capital and operating leases in effect at February 2, 2002 are as follows (in thousands):

Year	Capital Lease Obligations	Operating Lease Obligations (excluding closed stores)
2002	$ 17,894	$ 17,480
2003	17,178	15,710
2004	16,708	14,711
2005	16,362	13,069
2006	14,974	12,600
Later	152,095	98,095
Total minimum future obligations	235,211	$171,665
Less interest	(107,916)	
Present value of minimum future obligations	$ 127,295	

The present values of minimum future obligations shown above are calculated based on interest rates ranging from 6.5% to 16.4% for capital leases determined to be applicable at the inception of the capital leases.

Contingent rent expense, based primarily on sales performance, for capital and operating leases was $0.8 million in fiscal 2001, $1.0 million in fiscal 2000 and $0.8 million in fiscal 1999. Total minimum rental expense, net of sublease income, related to all operating leases with terms greater than one year was $19.9, $26.1 and $19.7 million in fiscal 2001, 2000 and 1999, respectively. Certain operating leases require payments to be made on an escalating basis. The accompanying consolidated statements of operations reflect rent expense on a straight-line basis over the term of the leases.

F. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred tax liability are as follows (in thousands):

	2001	2000
Deferred tax liabilities:		
Property and equipment	$ 44,220	$ 51,405
Intangibles	10,535	10,950
Inventory valuation	36,020	35,122
Other	5,667	5,969
Total deferred tax liabilities	96,442	103,446
Deferred tax assets:		
Reserves and allowances	(24,298)	(22,520)
Restructuring and impairment reserves	(14,959)	(47,654)
Capital leases	(9,290)	(9,866)
Compensation and benefits	(5,413)	(4,349)
Total deferred tax assets	(53,960)	(84,389)
Net deferred tax liability	$ 42,482	$ 19,057

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts reflected in the provision for income taxes are based on applicable federal statutory rates, adjusted for permanent differences between financial and taxable income. The provision (credit) for federal and state income taxes related to continuing operations includes the following (in thousands):

	2001	2000	1999
Current			
Federal	$ (967)	$ (8,699)	$ 16,088
State	(843)	(994)	6,030
Deferred	23,425	(19,343)	19,052
Total provision (credit)	$ 21,615	$(29,036)	$ 41,170

The effective tax rate related to continuing operations varies from the statutory federal income tax rate for the following reasons:

	2001	2000	1999
Statutory income tax rate	35.0%	(35.0)%	35.0%
State income taxes, net of federal tax benefits	4.6	(3.7)	4.2
Goodwill	3.6	2.4	0.9
Other	0.2	(0.4)	(0.5)
Effective income tax rate (benefit)	43.4%	(36.7)%	39.6%

G. PREFERRED AND COMMON STOCK

The Company has 20,000,000 shares of $0.01 preferred stock authorized but unissued. There are 75,000,000 shares of $0.01 par value common stock authorized.

The Company's Stock Option Plans and Stock Incentive Plan allow the granting of stock options and other equity-based awards to various officers, directors and other employees of the Company at prices not less than 100 percent of fair market value, determined by the closing price on the date of grant. The Company has 3,350,000 shares available for issuance under the plans as of February 2, 2002. Options vest generally over two to five years.

Most stock options vest immediately upon a change of control. Option activity is summarized as follows (shares/options in thousands):

	Shares	Price Range	Weighted Ave. Exercise Price
Outstanding, January 30, 1999	2,102	$ 10.00 – $ 36.44	$ 20.02
Granted	1,031	23.31 – 37.63	27.69
Exercised	(246)	10.00 – 20.00	16.17
Cancelled and forfeited	(249)	10.00 – 35.13	28.05
Outstanding, January 29, 2000	2,638	10.00 – 37.63	22.62
Granted	800	5.31 – 18.19	8.37
Exercised	(203)	10.00 – 17.88	14.26
Cancelled and forfeited	(429)	5.31 – 34.88	24.79
Outstanding, February 3, 2001	2,806	5.31 – 37.63	18.83
Granted	807	7.30 – 10.10	8.61
Cancelled and forfeited	(546)	5.31 – 37.63	17.55
Outstanding, February 2, 2002	3,067	$ 5.31 – $ 37.63	$ 16.37

	Options Exercisable	Weighted Ave. Exercise Price
February 2, 2002	1,347	$ 20.36
February 3, 2001	988	19.10
January 29, 2000	1,110	17.65

The following tables summarize information about stock options outstanding at February 2, 2002 (shares in thousands):

	Options Outstanding		
Range of Exercise Prices	Shares Outstanding at Feb. 2, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 5.31 to $15.00	1,466	8.3 years	$ 7.82
15.88 to 23.31	998	6.8	20.91
24.56 to 37.63	603	6.6	29.63
$ 5.31 to $37.63	3,067	7.5	$16.37

	Options Exercisable	
Range of Exercise Prices	Shares Exercisable at Feb. 2, 2002	Weighted Average Exercise Price
$ 5.31 to $15.00	293	$ 9.92
15.88 to 23.31	683	20.28
24.56 to 37.63	371	28.75
$ 5.31 to $37.63	1,347	$ 20.36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, earnings (loss) and diluted earnings (loss) per common share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Earnings (loss) from continuing operations (in thousands)			
As reported	$ 28,217	$(49,975)	$ 62,692
Pro forma	26,964	(51,056)	61,089
Diluted earnings (loss) from continuing operations per common share			
As reported	$ 0.98	$ (1.72)	$ 2.19
Pro forma	0.96	(1.76)	2.14

The weighted average fair value of options granted was $3.58, $3.50 and $10.82 per share in fiscal 2001, 2000 and 1999, respectively.

The fair value of stock options used to compute pro forma earnings (loss) from continuing operations and diluted earnings (loss) from continuing operations per common share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	2001	2000	1999
Risk-free interest rate	4.3%	5.2%	6.4%
Expected volatility	59.3%	55.4%	36.0%
Dividend yield	0.0%	0.0%	0.0%
Expected option life, standard option (years)	1.0 to 5.0	1.0 to 5.0	1.0 to 5.0

In fiscal 1993, the Company adopted a Restricted Stock Plan which provides awards of up to 200,000 shares of common stock to key employees of the Company. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of the shares during a restricted period. During fiscal 2001, the Company issued 25,000 shares of restricted stock with a grant date fair value of $7.30 per share. There were 25,000 shares of restricted stock outstanding at both February 2, 2002 and February 3, 2001.

H. EMPLOYEE BENEFITS

Substantially all employees of the Company are covered by a defined contribution profit sharing plan. The plan for ShopKo and Pamida employees was amended in fiscal 2001 and provides for two types of company contributions: an amount determined annually by the Board of Directors and an employer matching contribution equal to one hundred percent of the first 3 percent and fifty percent of the next 2 percent of compensation contributed by participating employees. The matching contribution in fiscal 2000 and fiscal 1999 was equal to one-half of the first 6 percent of compensation for ShopKo employees and one-half of the first 5 percent of compensation for Pamida employees. Contributions were $7.4, $5.3 and $13.4 million for fiscal 2001, 2000 and 1999, respectively.

The Company also provides certain postretirement benefits, other than pensions. Costs associated with these benefits are accrued during the employee's service period. The annual cost and accumulated benefit obligation associated with these benefits are not material.

I. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued liabilities and short-term debt approximate their fair value. The fair values of the Company's long-term obligations are estimated using quoted market values or discounted cash flow analysis based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.

The carrying amounts and fair values of the Company's long-term obligations (excluding capital leases) at February 2, 2002 and February 3, 2001 are as follows (amounts in thousands):

	February 2, 2002	February 3, 2001
Carrying amount	$ 458,114	$532,294
Fair value	399,652	426,727

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

J. BUSINESS SEGMENT INFORMATION

The Company's reportable segments are based on the Company's strategic business operating units, and include a ShopKo Retail segment (which includes ShopKo stores general merchandise, retail pharmacy and retail optical operations) and a Pamida Retail segment (which includes Pamida stores general merchandise and retail pharmacy operations).

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective business segments.

Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands):

	Fiscal Years		
	2001	2000	1999
Net sales			
ShopKo Retail	$ 2,538,920	$ 2,710,885	$ 2,606,883
Pamida Retail	835,015	806,227	441,187
Total net sales	$ 3,373,935	$ 3,517,112	$ 3,048,070
Earnings (loss) from operations			
ShopKo Retail	$ 151,393	$ 118,735	$ 159,084
Pamida Retail	(12,668)	23,150	21,467
Corporate[1]	(23,128)	(154,935)	(28,582)
Earnings (loss) from operations	$ 115,597	$ (13,050)	$ 151,969
Depreciation and amortization expenses			
ShopKo Retail	$ 64,164	$ 70,602	$ 64,126
Pamida Retail	26,693	22,350	10,764
Corporate	805	1,127	524
Total depreciation and amortization expenses	$ 91,662	$ 94,079	$ 75,414
Capital expenditures			
ShopKo Retail	$ 13,662	$ 110,089	$ 94,168
Pamida Retail	3,485	84,769	25,978
Corporate	51	1,389	13,123
Total capital expenditures	$ 17,198	$ 196,247	$ 133,269
	As of February 2, 2002	As of February 3, 2001	As of January 29, 2000
Assets			
ShopKo Retail	$ 1,148,847	$ 1,300,080	$ 1,285,007
Pamida Retail	653,492	704,202	554,350
Corporate[2]	17,697	22,654	113,445
Total assets	$ 1,820,036	$ 2,026,936	$ 1,952,802

(1) Included in Corporate are restructuring charges of $125.0 million in fiscal 2000 and special charges of $9.2 and $8.1 million in fiscal 2000 and 1999, respectively.

(2) Included in Corporate are net assets of discontinued operations of $85.9 million at January 29, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

K. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Unaudited quarterly financial information is as follows:

	Fiscal Year (52 Weeks) Ended February 2, 2002				
(In thousands, except per share data)	First (13 Weeks)	Second (13 Weeks)	Third (13 Weeks)	Fourth (13 Weeks)	Year (52 Weeks)
Net sales	$ 781,824	$ 791,181	$ 797,540	$ 1,003,390	$ 3,373,935
Gross margin	175,020	184,945	177,904	268,266	806,135
Earnings (loss) from continuing operations	(4,045)	2,594	(5,218)	34,886	28,217
Net earnings (loss)	(4,045)	2,594	(5,218)	34,886	28,217
Basic (loss) earnings from continuing operations per common share	(0.14)	0.09	(0.18)	1.22	0.98
Diluted (loss) earnings from continuing operations per common share	(0.14)	0.09	(0.18)	1.21	0.98
Weighted average shares - diluted	28,699	28,808	28,699	28,869	28,838
Price range per common share [1]	10 7/10 – 7 7/20	9 – 6 79/100	9 37/50 – 7 1/5	12 17/25 – 8 14/25	12 17/25 – 6 79/100

	Fiscal Year (53 Weeks) Ended February 3, 2001				
	First (13 Weeks)	Second (13 Weeks)	Third (13 Weeks)	Fourth (14 Weeks)	Year (53 Weeks)
Net sales	$ 749,591	$ 819,543	$ 814,191	$1,133,787	$3,517,112
Gross margin	191,808	213,417	194,691	265,041[3]	864,957
Earnings (loss) from continuing operations	562	5,155	(8,424)	(47,268)[4]	(49,975)
Net earnings (loss)	1,796	38,078[2]	(8,424)	(47,268)[4]	(15,818)
Basic and diluted earnings (loss) from continuing operations per common share	0.02	0.18	(0.29)	(1.65)[4]	(1.72)
Weighted average shares - diluted	29,585	29,075	28,698	28,699	29,014
Price range per common share [1]	20 3/4 – 16 1/4	21 – 14 5/16	14 7/16 – 5 7/8	10 99/100 – 3 3/8	21 – 3 3/8

(1) Price range per common share reflects the highest and lowest stock market prices on the New York Stock exchange during each quarter.

(2) Includes gain, net of income taxes, on sale of discontinued business of $32.6 million.

(3) Includes restructuring charge of $10.4 million.

(4) Includes restructuring charge, net of income taxes, of $75.9 million ($2.65 per share).

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
ShopKo Stores, Inc.:

We have audited the consolidated balance sheets of ShopKo Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the year (52 weeks) ended February 2, 2002 , the year (53 weeks) ended February 3, 2001 and the year (52 weeks) ended January 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ShopKo Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for the year (52 weeks) ended February 2, 2002, the year (53 weeks) ended February 3, 2001 and the year (52 weeks) ended January 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 13, 2002

EXECUTIVE OFFICERS

Brian W. Bender, Sr. Vice President and Chief Financial Officer

Michael J. Bettiga, Sr. Vice President, Stores/Retail Health Operations

Paul A. Burrows, Sr. Vice President, Chief Information Officer

Kevin Easton, Sr. Vice President, General Merchandise Manager, Apparel & Accessories

Dennis C. Folz, Sr. Vice President, Human Resources and Legal Services

Jeffrey C. Girard, Vice Chairman, Finance and Administration, Interim CEO

Steven T. Harig, Sr. Vice President, Planning, Replenishment and Analysis, Distribution, Transportation

Gary A. Hillermann, Sr. Vice President, General Merchandise Manager, Hardlines

Michael J. Hopkins, President, Pamida

Rodney D. Lawrence, Sr. Vice President, Store Planning, Construction, Real Estate and Store Marketing

L. Terry McDonald, Sr. Vice President, Marketing and Communications

Douglas Wurl, Sr. Vice President, General Merchandise Manager, Home

BOARD OF DIRECTORS

Jack W. Eugster, Chairman of the Board, former Chief Executive Officer, The Musicland Group

Jeffrey C. Girard, Vice Chairman, Finance and Administration, Interim CEO, ShopKo Stores, Inc.

Dale P. Kramer, former Chairman, President and CEO, ShopKo Stores, Inc.

Martha A. McPhee, Sr. Vice President and Chief Operating Officer, American Public Media Group

John G. Turner, former Vice Chairman, ING Americas

Stephen E. Watson, President, Chief Executive Officer, Gander Mountain, L.L.C.

Gregory H. Wolf, Division President, Cigna, Inc.

SHAREHOLDERS' INFORMATION

ShopKo Stores, Inc. common shares are listed on the New York Stock Exchange under the symbol "SKO" and in newspapers as "ShopKo." As of March 29, 2002, ShopKo's common shares were held by 2,629 record shareholders.

Transfer Agent and Registrar

For help with questions regarding lost, stolen or destroyed stock certificates, consolidation of accounts, transferring of shares and name and address changes, call Wells Fargo Shareowner Services at 1-800-468-9716, or write to them at:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Annual Meeting

The annual meeting of shareholders will be held May 29, 2002 at 10 a.m. at St. Norbert College, Bemis International Center, 100 Grant Street, De Pere, Wisconsin 54115.

Investor Relations/Form 10-K

A copy of the Company's 2001 Form 10-K annual report to the Securities and Exchange Commission will be furnished without charge to any shareholder upon written requests. Written requests should be directed to:

Vicki Shamion,
Director of Investor Relations
ShopKo Stores, Inc.
P.O. Box 19060
Green Bay, WI 54307-9060

You can reach ShopKo via the Internet at www.shopko.com

Our website provides a host of information about the company, including but not limited to recent quarterly webcasts, the Form 10-K, annual report, recent press releases and other pertinent information.



Washington 10
Oregon 4
Idaho 9 1
Montana 6 5
Wyoming 9
North Dakota 7
South Dakota 6 6
Nebraska 14 11 1 1
Minnesota 13 26
Wisconsin 18 42 1 1
Michigan 4 19
Iowa 5 42
Illinois 8 10
Indiana 9 1
Ohio 14
Kentucky 10
Tennessee 4
Missouri 28
Kansas 5
Colorado 3
Utah 15
Nevada 3
California 1
ShopKo Stores
Pamida Stores
ShopKo Distribution Centers
Pamida Distribution Centers
ShopKo Corporate Headquarters
Green Bay, Wisconsin
Pamida Corporate Headquarters
Omaha, Nebraska
ShopKo

WWW.SHOPKO.COM

700 PILGRIM WAY, P.O. BOX 19060, GREEN BAY, WI 54307-9060 | 920-429-2211